John T. McKenna +1 650 843 5059 jmckenna@cooley.com

July 25, 2025
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549
Attn:    Marion Graham
Jeff Kauten
Stephen Krikorian
Melissa Walsh

Re:	Navan, Inc.
Draft Registration Statement on Form S-1
Submitted June 20, 2025
CIK No. 0001639723
Ladies and Gentlemen:
On behalf of Navan, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated July 17, 2025 with respect to the Company’s draft registration statement on Form S-1, confidentially submitted on June 20, 2025. The Company is concurrently and confidentially submitting a revised draft registration statement on Form S-1, which incorporates changes in response to the Comments and certain other changes (the “Amended Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement, as submitted on the date hereof.

Draft Registration Statement on Form S-1 filed June 20, 2025
Glossary of Terms, page iii
1.Please explain how management uses your net promoter score to monitor or manage your business and disclose any underlying assumptions and limitations in how the score is calculated or used.
Response:    In response to the Staff’s Comment, the Company has revised the disclosure on page iv of the Amended Draft Registration Statement.
Prospectus Summary
Overview, page 1
2.Please disclose the source of your statement that the industry average time to book a trip is 45 minutes.
Response:    In response to the Staff’s Comment, the Company has revised the disclosure on pages 2, 4, 87, 113, 116, and 120 of the Amended Draft Registration Statement.
3.Please disclose your net loss for the periods presented to provide context to your discussion about your revenue growth.
Response:    In response to the Staff’s Comment, the Company has revised the disclosure on pages 2, 88, and 113 of the Amended Draft Registration Statement.
Key Benefits of Our Platform, page 4
4.Please disclose the median savings on travel recognized by your customers to provide context to your statement that your customers have recognized up to 15% savings on travel.
Response:    In response to the Staff’s Comment, the Company has revised the disclosure on pages 5 and 121 of the Amended Draft Registration Statement.
Summary Consolidated Financial and Other Data, page 15
5.Please revise to also adjust the numerator of pro forma basic and diluted net loss per share attributable to common stockholders for the fair value adjustments related to the automatic conversion of the redeemable convertible preferred stock warrant to a Class A common stock warrant and the elimination of the embedded derivative liability associated with the conversion of the Convertible Notes in connection with the closing of this offering or explain. Also, confirm that the pro forma consolidated balance sheet data will reflect the elimination of the embedded derivative liability upon the Note Conversion.
Response:    In response to the Staff’s Comment, the Company has revised the disclosure on pages 16 and 17 of the Amended Draft Registration Statement. As noted in the updated disclosure, the pro forma consolidated balance sheet data will reflect the elimination of the embedded derivative liability upon the Note Conversion.

Special Note Regarding Forward-Looking Statements, page 74
6.We note your disclosure that "while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements." Please delete or revise this disclosure, as it is inappropriate to disclaim responsibility for the information you choose to provide in your prospectus.
Response:    In response to the Staff’s Comment, the Company has revised the disclosure on page 75 of the Amended Draft Registration Statement.
Industry and Market Data, page 75
7.Please revise the statement in the first paragraph that “neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus” to remove the implication that you are not responsible for the accuracy and completeness of the statements made in the registration statement.
Response:    In response to the Staff’s Comment, the Company has revised the disclosure on page 76 of the Amended Draft Registration Statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Fiscal Years Ended January 31, 2025 and 2024, page 95
8.Please revise to quantify the impact that the increased adoption of your Expense Management offering had on the change in revenue. Refer to Item 303(b) of Regulation S-K.
Response:    In response to the Staff’s Comment, the Company has revised the disclosure on page 97 of the Amended Draft Registration Statement. The Company advises the Staff that the updated disclosure is consistent with the Company’s updates to Note 2, Revenue to the consolidated financial statements included in the Amended Draft Registration Statement in response to Comment #16 below. The Company notes that, as disclosed on page F-19 of the Amended Draft Registration Statement, subscription revenue primarily represents revenue earned from subscriptions to the Company’s expense management offering.

Liquidity and Capital Resources, page 100
9.You indicate that you believe the amounts available for borrowing under the Warehouse Credit Facility and the ABL Facility, in addition to other cash resources, will be sufficient to meet your requirements and plans for cash for at least the next 12 months and beyond. Please revise to disclose your available borrowing capacity as of the most recent balance sheet date. Refer to Item 303(b)(1)(ii)(A) of Regulation S-K.
Response:    The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it will disclose the available borrowing capacity under the Credit Facility and ABL Facility as of the most recent balance sheet in a subsequent submission or filing of the Amended Draft Registration Statement and prior to the circulation of a preliminary prospectus.
Critical Accounting Policies and Estimates
Common Stock Valuations, page 107
10.Please provide us with a chronological listing of all equity awards granted in fiscal 2025 and through the date of effectiveness of the registration statement, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Also compare the most recent valuation to the mid-point of the estimated price range of this offering.
Response:    The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it will supplementally provide the requested information with respect to the Company’s equity awards and related valuations of its common stock as well as the reasons for the differences between the most recent valuation and the midpoint of the estimated price range for the Company’s offering once an estimated offering range has been determined and prior to the circulation of a preliminary prospectus.
End-to-End AI-Driven Software Platform for Travel, Payments, and Expense
The Most Advanced Travel Infrastructure, page 120
11.We note various references to your "partnerships" and "direct connections" with airlines, lodging properties, train providers, rental car companies, black car vendors, banks, and issuing partners. Please describe such arrangements in greater detail including the extent to which you generate revenues from these arrangements.
Response: In response to the Staff’s Comment, the Company has provided additional disclosure on page 132 of the Amended Draft Registration Statement.
Description of Material Indebtedness
Warehouse Credit Facility, page 174
12.Please file the April 16, 2025 amendment to the Warehouse Facility Agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(i)(A) of Regulation SK.
Response:    The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it will file the April 16, 2025 amendment to the Warehouse Facility Agreement as an exhibit in a subsequent amendment to the Amended Draft Registration Statement.

Corporate Card Receivables and Allowance for Expected Credit Losses, page F-10
13.Please revise to ensure you provide all of the applicable disclosures required in ASC 326-20-50. For example, revise to disclose the amortized cost basis within each credit quality indicator by year of origination, how you considered reasonable and supportable forecasts about the future in estimating the allowance for credit losses, and an aging analysis of past due amounts.
Response:    The Company respectfully advises the Staff that it considered the guidance in ASC 326-20-50 when preparing the referenced disclosure. As it relates to the Company’s Corporate Payments offering, the extent to which the Company extends credit to its platform customers is based on a detailed credit risk evaluation. Platform customers represent companies or organizations that contract with the Company to provide users with access to the Company’s offerings. Based on the Company’s assessment of the credit risk of a platform customer, the Company will extend a level of credit commensurate with the risk identified, and, as disclosed, the Company may require collateral to mitigate potential collection risk as warranted based on its credit policy. For a significant majority of the Company’s platform customers, the Company is authorized to automatically withdraw outstanding balances from their bank accounts, and the payment terms for the remaining population of customers are generally within 10 days.
When estimating expected credit losses related to the period-end corporate card receivable balance, the Company considers the need to adjust historical information to reflect the extent to which it expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed for the period over which historical information was evaluated and make necessary adjustments as warranted.
As of January 31, 2025 and 2024, the amortized cost basis of the Company’s corporate card receivables aged greater than 30 days was approximately $0.6 million and $1.5 million, respectively, which the Company has determined to be immaterial to the consolidated financial statements included in the Amended Draft Registration Statement. Accordingly, the Company has not disclosed the amortized cost basis by year of origin. The Company has updated the disclosure on pages F-11 and F-12 of the Amended Draft Registration Statement to clarify that the Company considers adjusting historical information based on current conditions and forecasts.
The Company also advises the Staff that it will reassess the application of ASC 326-20-50 on a quarterly basis to determine whether appropriate changes to its disclosure are required based on changes in the Company’s exposure to credit risk and the aging of corporate card receivables as of the end of the applicable reporting period.

Notes to Consolidated Financial Statements
Note 1 - Description of Business and Significant Accounting Policies
Accounts Receivable and Allowance for Expected Credit Losses, page F-10
14.We note you estimate expected credit losses based on various factors, including the age of the receivable balance, credit quality of the customer, past collection experience with the customer, as well as current market conditions and customer financial conditions. Tell us how your methodology considers the guidance in ASC 326-20-30-9 that you should also consider the need to adjust historical information for reasonable and supportable forecasts in estimating expected credit losses.
Response:
The Company respectfully advises the Staff that it considered the guidance in ASC 326-20-30-9, specifically that the Company should consider the need to adjust historical information for reasonable and supportable forecasts in estimating expected credit losses. The Company considers the need to adjust historical information to reflect the extent to which management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed for the period over which historical information was evaluated. In response to the Staff’s Comment, the Company has updated the disclosure on page F-11 of the Amended Draft Registration Statement to clarify that the Company’s estimate of expected credit losses reflects adjustments for current conditions and reasonable and supportable forecasts, consistent with ASC 326-20-30-9.
Impairment of Long-Lived Assets, page F-13
15.We note your accounting policy disclosure discusses when you review long-lived assets for impairment. Please expand the disclosure to also discuss how you measure the impairment losses based on the guidance in ASC 360-10-35-17.
Response:
The Company respectfully advises the Staff that it considered the guidance in ASC 360-10-35-17, which states that an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (or asset group) is not recoverable and exceeds its fair value. In response to the Staff’s Comment, the Company has updated the disclosure on page F-14 of the Amended Draft Registration Statement to clarify how impairment losses are measured in accordance with this guidance.
Note 2 - Revenue, page F-18
16.Please revise to disaggregate revenue by type of product and by type of contract. For example, consider disclosing the amount of revenue generated from your travel and expense management platform, from your on-demand travel management services, from travel supply fees, and from partner fees, in addition to the amount of revenue earned from platform customers on a per-booking transaction, from platform customers on subscription basis, from travel supply and payment partners on a per transaction basis, and from travel supply and payment partners based on cumulative actual booking or transaction dollar volume. Also, consider disaggregating revenue by the type of offerings on your platform, such as Travel, Corporate Payments, Expense Management, Meetings and Events, VIP, and Bleisure. Refer to ASC 280-10-50-40 and ASC 606-10-55-89 through 55-91.
Response:
The Company respectfully advises the Staff that it considered the revenue disclosure guidance under ASC 280-10-50-40 and ASC 606-10-55-89 through 55-91, and in response to the Staff’s Comment, the Company has updated the disclosure on pages 97 and F-19 to present usage-based and subscription revenue separately, with corresponding descriptions of each category.
In making the determination to categorically disaggregate revenue as reflected in the revised disclosure noted above and based on geographic region, as required under 280-10-50-41(a), the Company considered the following factors as outlined in the aforementioned guidance:
–How the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors
–The level of revenue disaggregation that the Company plans to disclose outside of the consolidated financial statements
–The level at which revenue information is regularly reviewed by the chief operating decision maker (“CODM”) and the extent to which other information about revenue is used by the Company or users of its consolidated financial statements for evaluating the Company’s financial performance or making resource allocation decisions
While the Company earns revenue across multiple product offerings (e.g., Travel, Corporate Payments, Expense Management, Meetings and Events, VIP, and Bleisure) and customer categories (platform customers, travel suppliers, and payment partners), over 90% of the Company’s revenue in fiscal 2025 and 2024 originated from the usage of the Company’s platform, pursuant to which the Company earns revenue on a per-transaction basis or based on the cumulative actual booking or transaction dollar volume on the Company’s platform from different customer categories, as further described on pages 106, 107, F-14 and F-15 of the Amended Draft Registration Statement.
Accordingly, the nature, amount, timing, and uncertainty of the Company’s revenue is significantly dependent on a single economic factor, which is business travel spend by the Company’s users over time through the usage of its platform. The predominantly usage-based nature of the Company’s revenue is further reflected in the Company’s selection of gross booking value and payment volume as key business metrics, as disclosed in the Amended Draft Registration Statement. The Company’s revenue growth and performance are primarily driven by its ability to convert gross booking volume into usage-based revenue from the Company’s various customer categories, regardless of the type of Travel offering used. Further, the Company’s business model is to land new customers with its Travel offering, then help them realize the benefits of its platform through expansion and engagement with additional offerings, all of which increase the Company’s gross booking volume (and therefore, usage-based revenue), with the exception of the Expense Management offering, from which the Company generates revenue on a subscription basis. As a result, the Company is generally agnostic as to the manner in which its customers and users adopt the Company’s offerings, including its various Travel offerings through which the Company earns revenue on a usage basis. Instead, the Company focuses on overall expansion and engagement with its platform by customers and users. This is further evidenced by the Company’s evaluation of the percentage of customers who have attached to at least three offerings, as disclosed on pages 2, 87, 91, 113, and 126 of the Amended Draft Registration Statement. For these reasons, the Company believes that disaggregating revenue between usage-based and subscription-based revenue provides the most meaningful information regarding the Company’s growth and performance for investors.
Further, both the evaluation of the Company’s financial performance and the capital allocation strategy deployed by its CODM rely on key indicators of the strength of a predominantly usage-based business, such as total revenue, active customers, gross booking value, and payment volume. Consistent with how the Company manages and evaluates the financial performance of its business, the Company does not plan to disaggregate revenue at a level further than what is disclosed in its financial statements in its press releases, annual reports, or investor presentations. This reflects how the Company believes users of its financial information will evaluate the strength of the Company’s business.
The Company advises the Staff that it separately evaluated the examples of other potential disaggregation of revenue, such as by customer category or product offering, and determined that these categories are not material based upon the nature of the Company’s business, how management and other stakeholders view the business, and how these categories are affected similarly by relevant economic factors impacting the Company’s business.

The Company also advises the Staff that it will reassess the application of ASC 280-10-50-40 and 606-10-55-89 through 55-91 on a quarterly basis to determine whether appropriate changes to the Company’s disclosure of revenue are required based on changes in facts and circumstances, including changes in the way in which the Company’s CODM or other users of the Company’s financial statements evaluate its financial performance and changes in how the Company plans to disclose revenue outside of its financial statements.
General
17.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Response:    The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any such written communications.
*        *        *

Please contact me at (650) 843-5059 or Milson Yu at (650) 843-5296 with any questions or further comments regarding our responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely,

/s/ John T. McKenna
John T. McKenna

cc:
Ariel Cohen, Navan, Inc.
Amy Butte, Navan, Inc.
Howard Baik, Navan, Inc.
Rachel Proffitt, Cooley LLP
Jon Avina, Cooley LLP
Milson Yu, Cooley LLP
Ran Ben-Tzur, Fenwick & West LLP
Cynthia Hess, Fenwick & West LLP
Jennifer Hitchcock, Fenwick & West LLP